Exhibit 99.1

Canopy Growth Announces Further Consolidation of Latin America Assets with Full Acquisition of Spectrum Cannabis Chile

August 9, 2018

Smiths Falls, Canada and Santiago, Chile – Canopy Growth Corporation (“Canopy Growth” or the “Company”) (TSX:WEED, NYSE:CGC) is pleased to announce the acquisition of all remaining outstanding shares of its Chilean in-market entity, Spectrum Cannabis Chile SpA (“Spectrum Cannabis Chile”).

This transaction brings Spectrum Cannabis Chile fully under the Canopy Growth umbrella and directly supports the Company’s plans for development within the LATAM region which is home to more than 600 million people. Thanks to progressive regulations and Government support, Chile is known throughout Latin America as an ideal location for medical and pharmaceutical research. The country has more clinical studies per resident than any other in Latin America.

In line with the Company’s strategy of leveraging the strengths of each country, Chile will continue as Canopy LATAM’s regional research and development hub. Currently, Spectrum Cannabis Chile has a pain management focused clinical trial underway. The trial which has been approved at both Phase I and Phase II was designed by Dr. Serio Sánchez, a Chilean doctor, medical cannabis pioneer, and the founder of Cannabis Chile, one of the country’s leading cannabis advocacy groups.

In addition to advancing this clinical trial, Dr. Sánchez has joined the leadership team of Spectrum Cannabis Chile and will bring his extensive experience to the organization by serving as the Chilean medical lead. He will also serve on the Medical Board for Canopy LATAM, the company’s regional headquarters. Having treated over 5000 patients with medical cannabis, Dr. Sánchez has a wealth of experience in evaluating and advancing the recognition as well as use of cannabis-based medicines.

“Chile is an important part of our strategy for this region and completing this acquisition marks another successful step forward in our plan,” said Mark Zekulin, President and Co-CEO, Canopy Growth. “Spectrum Cannabis Chile, working closely with the team at Canopy Health Innovations in Canada, will continue to lead regional research activities with a focus on developing additional evidence to support the use of cannabis-based medicines across Latin America and the world.”

This transaction also builds on the recent acquisition of Spectrum Cannabis Colombia which, leveraging the unique growing conditions and favourable regulatory climate in Colombia, will serve as a regional production and export hub for Canopy Growth across Latin America.

As countries across the region update their legislation and further define their domestic medical cannabis markets, Canopy LATAM will continue to pursue market access and a position of leadership, ensuring that patients have access to high quality, regulated medical cannabis.

In exchange for Cannagrow SpA’s 15 percent interest in Spectrum Cannabis Chile SpA, Canopy Growth paid cash consideration of US$750,000. Prior to the acquisition, the Company controlled 85 percent of the issued and outstanding shares of Spectrum Cannabis Chile SpA.

Spectrum Cannabis. Medical Cannabis Simplified.

Contacts:

Media Relations

Caitlin O’Hara

Caitlin.ohara@canopygrowth.com

613-291-3239

Investor Relations

Tyler Burns

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton

tmx@canopygrowth.com

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 2.4 million square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in 11 countries across five continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com

About Spectrum Cannabis

Spectrum Cannabis, a wholly-owned subsidiary of Canopy Growth, is dedicated to simplifying medical cannabis for patients and healthcare practitioners. Spectrum Cannabis is an international medical business which interfaces with healthcare professionals and patients around the world. Founded in Canada, Spectrum Cannabis operates in Australia, South America, Africa and across Europe. Spectrum Cannabis products are available in a wide range of potencies and formats designed to simplify the dialogue around strength and dosage by applying a colour-coded Spectrum to categorize medical cannabis according to THC and CBD levels. Its product lineup includes whole flower cannabis, oils and new innovations such as Softgels. Through product simplification, easy dosing formats, in addition to ongoing education of healthcare professionals, Spectrum is committed to improving the lives of medical cannabis patients around the globe.

Notice Regarding Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to the Company’s focus on Latin America, the Company’s position in the market, the advancement of medical cannabis internationally, capturing market share, leveraging the clinical and market access work in Chile, the Company’s global growth strategy. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the updating of regulations in individual nations; the ability to integrate the acquired businesses into the Company’s operations; the time and resources of management devoted to integration and expansion efforts; and such risks contained in the Company’s annual information form dated June 28, 2018 and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.